14041344

SEC ... IISSION
Washington, D.C. 20549

PUBLIC

SEC Mail Processing Section
AUG 26 2014
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65521

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/13 (MM/DD/YY) AND ENDING 06/30/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Edgemont Capital Partners, LP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

570 Lexington Avenue, 29th Floor
(No. and Street)

NY (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey Swearingen 212-867-8935
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc. Certified Public Accountants
(*Name – if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170 Northridge, CA 91324
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

8/27/14
8/28/14

OATH OR AFFIRMATION

I, Jeffrey Swearingen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Edgemont Capital Partners, LP, as of June 30, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

none

Signature

Managing Director

Title

Notary Public

JOEL MATIAS
Notary Public - State of New York
NO. 01MA6280080
Qualified in New York County
My Commission Expires 04/15/17

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report

To the Partners of
Edgemont Capital Partners, LP:

Report on the Financial Statement

We have audited the accompanying statement of financial condition of Edgemont Capital Partners, LP, (the Company) as of June 30, 2014 and the related notes to the financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statement that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board ("PCAOB"). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Edgemont Capital Partners, LP as of June 30, 2014 in accordance with accounting principles generally accepted in the United States of America.

Breard & Associates, Inc.
Certified Public Accountants

New York, New York
August 25, 2014

Edgemont Capital Partners, LP
Statement of Financial Condition
June 30, 2014

Assets

Cash and cash equivalents	$ 1,566,950
Accounts receivable	73,762
Due from related party	12,153
Total assets	$ 1,652,866

Liabilities and Stockholders' equity

Liabilities

Accounts payable and accrued expenses	$ 43,748
Due to related party	268,144
Income taxes payable	35,850
Total liabilities	347,743
Commitments and contingencies	

Equity

Partners' equity	1,305,123
Total partners' equity	1,305,123
Total liabilities and partners' equity	$ 1,652,866

The accompanying notes are an integral part of these financial statements

Edgemont Capital Partners, LP
Notes to Financial Statements
June 30, 2014

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Edgemont Capital Partners,LP (the "Company") is a Limited Partnership registered with the Securities and Exchange Commission ("SEC"), and is a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC"). The Company was formed on December 20, 2001 under the laws of the State of Delaware and its office is located in New York, New York. The Company is exempt from rule 15c3-3 of the SEC under paragraph (k)(2)(i) of that rule.

The Company is an investment banker, providing strategic advisory and capital raising services to emerging through mid-sized healthcare companies. It also engages in the privated placement of securities and corporate finance consulting to institutional investors.

Basis of Accounting

Revenue and expenses are recorded on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents

The Company considers all highly liquid investments, except for those held for long-term investment, with maturities of three months or less when purchased to be cash equivalents.

Accounts Receivable

Fee revenue due but not yet received that is expected to be collected within one year is recorded as accounts receivable at net realizable value. If amounts become uncollectible, they will be charged to operations when that determination is made.

Property and Equipment

Property and equipment are recorded at cost. Depreciation for property and equipment is provided using the straight-line method for financial reporting purposes at rates based on the following estimated useful lives:

	Years
Office equipment	5

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Property and Equipment cont'd

Upon sale or retirement, the cost and related accumulated depreciation are eliminated from the respective accounts, and the resulting gain or loss is reported. Expenditures for major renewals and and improvements that extend the useful lives of the property and equipment are capitalized. Expeditures for maintenance and repairs are charged to expense as incurred.

Revenue Recognition

Fee revenue, which includes fees earned from placement services and investment advising, is recognized when the transaction closes and realization is reasonably assured.

Advertising Costs

The Company expenses advertising costs as they are incurred. Advertising expense for the year ended June 30, 2014 was $48,532.

Income Taxes

The Company is classified as a Partnership for Federal and New York State tax purposes, whereby the Company's income or loss is reported by the partners on their personal income tax returns. Accordingly, no provision has been made for Federal and New York State taxes. The Company remains liable for New York City Unincorporated Business Tax on a calendar year basis.

The Company is required to file income tax returns in both federal, state and local tax jurisdictions. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statutes of limitations in the applicable jurisdiction. For federal purposes, the statutes of limitations is three years. Accordingly, the Company is no longer subject to examination of federal returns filed more than three years prior to the date of these financial statements. The statute of limitations for state and local purposes is generally three years, but may exceed this limitation depending upon the jurisdiction involved. Returns that were filed within the applicable statute remain subject to examination. As of June 30, 2014, no adjustments to taxable income have been proposed by any taxing authority.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates

The preparation of financial statements in conformity with generally accepted acocunting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclose contingent assets and liabilities at the date of the financial statements and the reported amoutns of reveneues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent events

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Note 2: ACCOUNTS RECEIVABLE

Accounts receivable represent fee and commission revenue due but not collected as of the financial statement date. These amounts are generally collected within one year. The Company believes its receivables to be fully collectible; accordingly, no allowance for doubtful accounts was recorded for the year then ended.

Note 3: PROPERTY AND EQUIPMENT

The following is a summary of property and equipment less accumulated depreciaiton as of June 30, 2014. Depreciation expense for the year ended June 30, 2014 was $0.

Office equipment	$ 3,385
Less: accumulated depreciation	3,385
	$ -

Note 4: INCOME TAXES

For the year ended June 30, 2014, income taxes is comprised of the following:

New York City Unincorporated Business Tax	$	61,628
	$	61,628

Note 5: RELATED PARTY AND EXPENSE SHARING AGREEMENT

Effective January 1, 2007, Edgemont Advisors L.P. ("Advisors"), an entity commonly owned and operated with the Company, assumed most of the Company's non-broker dealer business. As of that date, most of the existing non-broker dealer contracts with the Company's clients were assigned to Advisors, and the related operating expenses of that business were assumed and paid by Advisors.

Effective January 1, 2007, the Company and Advisors entered into an expense sharing agreement by which Advisors' operating expenses (i.e. office rent, office expense, insurance, payroll and related taxes, employee benefits, retirement plan contribution, professional fees, travel and entertainment, etc.) are allocated to each entity based on their respective revenue for the year. Expenses specific to Advisors, such as retirement plan contributions, NYC unincorporated business tax, taxes and licenses, and depreciation, are not allocated between the entities. Each entity is charged individually for these expenses.

The Company shall reimburse Advisors for such operating expenses by paying Advisors a monthly payment. The size of the monthly payment will be adjusted periodically to reflect the changes in the Company's relative revenue. At the end of each fiscal quarter, the Company and Advisors shall determine whether the aggregate monthly payments made during that quarter appropriately reimbursed Advisors for operating expenses provided to the Company, and shall make such end-of-quarter adjustments as reasonably appropriate.

For the year ended June 30, 2014, the revenue of the Company represented 95% of the total revenue of both entities; therefore the Company was charged with 95% of the operating expenses of both entities.

For the year ended June 30, 2014, $489,112 in expenses were allocated from Advisors based on the expense sharing agreement. As of June 30, 2014, the Company has a balance of $268,144 payable to Advisors on the accompanying Balance Sheet for expenses related to the terms of this agreement.

The Company leases office space occupied by both entities. Advisors pays the monthly rent which is allocated between the entities pursuant to the expense sharing agreement discussed above. As of June 30, 2014, the Company paid $89,636 in rent expense for the year.

Note 6: RETIREMENT AND PROFIT-SHARING PLAN CONTRIBUTIONS

The Company maintains a retirement plan covering its limited partners. Retirement plan contributions for the year ended June 30, 2014 were $662,412.

The Company has a discretionary profit-sharing plan covering its limited partners. Profit-sharing expense is funded through annual contributions to the plan. The Company made contributions to the plan totaling $157,800 during the year ended June 30, 2014.

Note 7: CONCENTRATIONS OF RISK

The Company maintains its cash balances at a major financial institution. These accounts are insured by the Federal Deposit Insurance Commission ("FDIC"), up to $250,000. At times during the year ended June 30, 2014, cash balances held in financial institutions were in excess of the FDIC limits. The Company has not experienced any losses in such accounts and management believes that it has placed its cash deposits with financial institutions which are financially stable.

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Note 8: RECENTLY ISSUED ACCOUNTING STANDARDS

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

For the year ending June 30, 2014, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has reviewed the following ASU releases to determine relevance to the Company's operations:

Note 8: RECENTLY ISSUED ACCOUNTING STANDARDS
(Continued)

ASU No.	Title	Effective Date
2014-08	Presentation of Financial Statements (Topic 205) and Property, Plant and Equipment (Topic 360): Reporting Discountined Operations and Disclosures of Disposals of Compenents of an Entity.	Fiscal years beginning on or after December 15, 2014
2011-11	Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities (December 2011).	After January 1, 2013
2013-11	Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists (July 2013).	After December 15, 2013

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 9: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on June 30, 2014, the Company had net capital of $1,219,207 which was $1,196,024 in excess of its required net capital of $23,183; and the Company's ratio of aggregate indebtedness ($347,743) to net capital was 0.29 to 1, which is less than the 15 to 1 maximum allowed.